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                              September 13, 2022

       Qi Chen
       Chief Executive Officer
       MOGU Inc.
       Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road Xihu District, Hangzhou, 310012
       People   s Republic of China

                                                        Re: MOGU Inc.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2022
                                                            Filed July 15, 2022
                                                            File No. 001-38748

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Item 3. Key Information, page 3

   1. Please explain whether the VIE structure is used to provide investors with exposure to foreign investment in
China-based companies where Chinese law prohibits direct foreign investment in the
operating companies, and disclose that investors may never hold equity interests in the
Chinese operating companies. We note your disclosure that this structure could be unenforceable,
but please also state that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a material
change in the value of the securities you are registering for sale, including that it could
cause the value of such securities to significantly decline or become worthless.
   2. Please expand your discussion regarding the legal and operational risks associated with
 Qi Chen
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MOGU Inc.LastNameQi Chen
Comapany 13,
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         being based in or having the majority of the company's operations in China to make clear that these risks also could cause your securities to be worthless. Your disclosure should
         address how recent statements and regulatory actions by China   s
government, such as
         those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company (for example, by discussing the consequences to the company and its operations, stock, potential offerings and investors if you are unable "to remain listed on a United States or other foreign stock exchange"). Please also discuss the
         Accelerating HFCAA wherever you discuss the HFCAA.
3. Please disclose whether your Hong Kong subsidiary has any operations. If so, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong, and discuss the applicable laws and regulations in Hong Kong, as well as the related risks and consequences.
Our Holding Company Structure and Contractual Arrangements with the VIEs, page
4

4. Please revise your diagram of the company's corporate structure to identify the persons or entities that own the equity in MOGU Inc. Please also remove the arrows on the dashed lines representing relationships with the VIEs. Please include in this section the disclosure that appears in "Contractual Arrangements with the VIEs and Their Respective
         Shareholders" on pages 78-80. Additionally, please expand your discussion to include why the contractual arrangements may be less effective than direct ownership and disclose the challenges the company may face enforcing the contractual agreements with the VIEs due to jurisdictional limits.
5. Please revise any references to control or benefits that accrue to you because of the VIEs to limit them to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIEs agreements have not been tested in a court of law. Please revise the disclosure throughout the filing to comply with this comment. Permissions Required from the PRC Authorities for Our Operations, page 6

6. Please expand your discussion of the permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to include permissions or approvals needed to offer your securities to foreign investors. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or
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MOGU Inc.LastNameQi Chen
Comapany 13,
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              2022     Inc.
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         approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, your disclosure suggests that you, your subsidiaries and the VIEs are not covered by permissions requirements from the China Securities Regulatory Commission or
         Cyberspace Administration of China; if true, please affirmatively make this statement.
7. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors, other than as specified. If true, state as much, explain why such an opinion was not obtained, and explain the basis for your conclusions. If you relied on an opinion of counsel, then counsel should be named.
Transfers of Cash within the Group, page 11

8. Please disclose your intentions to settle amounts owed under the VIE agreements. Please also quantify the amounts of transfers, dividends and distributions between the holding company, its subsidiaries, and consolidated VIEs, or to investors. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
9. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the
         PRC government to transfer cash. Please provide cross-references to these other discussions.
10. Please expand your disclosure regarding the inability of MOGU and its subsidiaries to make direct capital contributions to the VIEs. Provide a cross-reference of your discussion of limitations on your ability to transfer cash between you, your subsidiaris, the consolidated VIEs or investors to your discussion of this issue in your summary risk factors and risk factors sections, as well.
11. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
Summary of Risk Factors, page 13

12. In your summary of risk factors, discuss the risks regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
 Qi Chen
MOGU Inc.
September 13, 2022
Page 4
         China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please revise the first summary risk factor on page 14 to state that the risks could cause the value of your securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant risk factor that includes the title of the relevant risk factor.
Risk Factors
Risks Related to Our Corporate Structure
If the PRC government finds the agreements that established the structure for our operations in
China do not comply..., page 34

13. Please revise your risk factor to describe the impact on your securities if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, specifically that they may decline in value or become worthless.
Risks Related to Doing Business in China, page 38

14. Please expand your disclosure regarding recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers to acknowledge the risk that any such action could cause the value of your securities to significantly decline or be worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameQi Chen                                     Sincerely,
Comapany NameMOGU Inc.
                                                              Division of
Corporation Finance
September 13, 2022 Page 4                                     Office of Trade &
Services
FirstName LastName